                       SECURITIES AND EXCHANGE COMMISSION+
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                           CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)

                   Common Stock, Par Value, $0.0001 Per Share
                         (Title of Class of Securities)

                                    159420207
                                 (CUSIP Number)

                             Rosemary Fanelli, Esq.
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 21, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec. 240.13d-1(e),(f) or (g), check the following box
[ ].
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [x] (b)  [ ]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS
         Not Applicable
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                           [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
         0
---------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,755,861 (includes 48,283 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [x]
---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.0%*
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  HC


     *The percentage stated in the"Percent of Class Represented by Amount in Row (11)" is based on the Form 8-K filed by the Company, dated October 6, 2000.
===========================================================================


                                  SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [x] (b)  [ ]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS
         WC
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
     5,755,861 (includes 48,283 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     5,755,861 (includes 48,283 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,755,861 (includes 48,283 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [x]
---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.0%*
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  CO, BD


     *The percentage stated in the "Percent of Class Represented by Amount in Row (11)" is based on the Form 8-K filed by the Company, dated October 6, 2000.
===========================================================================

                                 AMENDMENT NO. 9
                                     TO THE
                                  SCHEDULE 13D

     The Reporting Persons hereby amend their Schedule 13D relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"), to report an additional loan of $2,000,000 made by Allen & Company Incorporated ("Allen") to the Issuer, as more fully explained in Items 4 and 6 below.

     The Reporting Persons hereby further amend their Schedule 13D relating to the Common Stock of the Issuer, to report the conversion of $9,827,161 of the Issuer's outstanding 8% Subordinated Convertible Promissory Notes (the "Notes") held by Allen (which includes $2,000,000 of Notes obtained as a result of the loan referenced above) plus accrued interest owed on such notes into Common Stock of the Issuer at a conversion price of $1.86 per share.

     The  Reporting  Persons  understand  that the Issuer's  outstanding  shares
increased   significantly   due  to  conversion  into  Issuer  Common  Stock  of
outstanding Notes held by various persons, including the Reporting Persons.

     The Reporting Persons' percentage of ownership of the Company is based on the Form 8-K filed by the Company, dated October 6, 2000.

Item 3.  Source and Amount of Funds or Other Consideration

     The source of the funds for the $2,000,000 loan made by Allen to the Issuer was working capital.

     Allen expended $9,827,161 in aggregate principal amount of promissory notes reflecting loans made to the Issuer to date, plus accrued interest owed on such amounts in its acquisition of the Issuer's Common Stock. Payment was made by converting $9,827,161 of the Issuer's outstanding Notes plus accrued interest owed to Allen on such notes.

Item 4.  Purpose of Transaction

     Allen loaned the $2,000,000 to the Issuer to fulfill Allen's obligations under the February 2000 "Equity Support Agreement" with Shell Capital Limited ("Shell") in connection with which Shell extended to the Company its senior $24 Million Credit Facility (the "Credit Facility").

     Allen converted $9,827,161 of the Issuer's Notes plus accrued interest owed on such Notes into the Issuer's Common Stock to facilitate the Issuer's efforts to facilitate satisfaction of the equity commitment to Shell under the Credit Facility.

Item 5.  Interest in Securities of the Issuer

     (a) As of the close of business on September 21, 2000, the Reporting Persons, by virtue of the language of Rule 13d-3(d), may be deemed to own beneficially in the aggregate 5,755,861 shares of the Issuer's Common Stock which constitutes 40.0% of the outstanding shares (based upon the Form 8-K filed by the Company, dated October 6, 2000).

===========================================================================
Name                         Shares of Common Stock          Percentage
---------------------------------------------------------------------------
Allen Holding Inc. ("AHI")   5,755,861 (1)(2)(3)             40.0%
---------------------------------------------------------------------------
Allen & Company Incorporated        5,755,861 (1)(2)         40.0%
---------------------------------------------------------------------------
===========================================================================

     (1) Includes 48,283 shares underlying warrants to purchase shares of the Issuer's Common Stock.

     (2) Does not include certain shares owned directly by certain officers and stockholders of Allen and AHI with respect to which Allen and AHI disclaim beneficial ownership. Certain officers and stockholders of AHI and Allen may be deemed to beneficially own certain shares of the Issuer's Common Stock reported to be beneficially owned directly by Allen and AHI.

        (3)  Represents shares owned by Allen, a wholly-owned subsidiary of AHI.

     (b) AHI owns 100% of the outstanding stock of Allen, and so may be deemed to beneficially own the shares which Allen owns as reported in Item 5(a) herein.

     (c) On September 21, 2000, Allen converted $9,827,161 of the Notes plus accrued interest owed on such notes into 5,561,165 shares of the Issuer's Common Stock at a conversion price of $1.86 per share. Other than the shares received in connection with the transactions described herein, or in connection with Allen's capacity as a market maker, no trades were made by Allen or AHI for their own account in the past 60 days.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

     On September 21, 2000, Allen loaned the Issuer $2,000,000 against delivery of the Notes (in the form previously filed as Exhibit E to the Reporting Persons' Schedule 13D) to fulfill Allen's obligations under the February 2000 "Equity Support Agreement" with Shell.


Item 7.  Material to be filed as Exhibits

Exhibit A --     Directors and Executive Offices of Allen Holding Inc.
                and Allen & Company Incorporated.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2000


ALLEN HOLDING INC.


         By:      /s/ Kim M. Wieland
----------------------------------------
              Kim M. Wieland
             Managing Director and
             Chief Financial Officer

ALLEN & COMPANY INCORPORATED


         By:  /s/ Kim M. Wieland
----------------------------------------
              Kim M. Wieland
             Manging Director and
             Chief Financial Officer

EXHIBIT A

                  OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

                                            Principal Occupation
                     Business               (i.e., Position with
     Name xx         Address                Allen & Company Incorporated)

Herbert A. Allen        x                   President, Managing Director,
                                            Director, Chief Executive Officer

Herbert A. Allen III    x                   Vice President, Director

Grace Allen             x                   Director

Glenn A. Andreas III    x                   Vice President - Elect

Eran S. Ashany          x                   Vice President, Director

Edmund M. Bleich        x                   Vice President

Jay B. Bockhaus         x                   Vice President- Elect

Denise Calvo-Silver     x                   Vice President, Director

Dominick J. Cantalupo   x                   Co-Chief Operations Officer,
                                            Vice     President

Marvyn Carton           x                   Director - Emeritus

Robert H. Cosgriff      x                   Chief Administrative Officer,
                                            Executive Vice President,
                                            Managing Director, Director

Richard M. Crooks, Jr.  x                   Director

Thalia V. Crooks        x                   Vice President, Director

Mary L. Cullen          x                   Vice President, Secretary, Director

Robert Dean             x                   Vice President, Director

Orin F. Devereux        x                   Vice President, Director

Daniel Englander        x                   Vice President - Elect



                                            Principal Occupation
                     Business               (i.e., Position with
Name xx              Address                Allen & Company Incorporated)



Rosemary Fanelli        x                   Chief Compliance Officer,
Vice President -Elect

Howard M. Felson        x                   Assistant Secretary,
                                            Vice President, Controller

Anthony J. Ferrante     x                   Treasurer

Richard Fields          x                   Executive Vice President, Managing
                                            Director, Director

Shana Fisher            x                   Director, Vice President - Elect

Paul A. Gould           x                   Executive Vice President, Managing
                                            Director, Director

John Griffen            x                   Vice President + Elect

George N. Jeppson       x                   Vice President - Elect

John H. Josephson       x                   Vice President, Director

Clarke R. Keough         x                  Vice President, Director

Donald R. Keough        x                   Chairman of the Board,Director

Kaveh A. Khosrowshahi   x                   Vice President, Director

LeRoy Kim               x                   Vice President

Neal Kopp               x                   Vice President

Terry Allen Kramer      x                   Director

Robert J. Kurz          x                   Vice President




                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)

Andreas L. Lazar        x               Vice President - Elect

Dan W. Lufkin           x               Special Advisor to the Board of
                                          Directors

Robert A. Mackie        x               Executive Vice President,
                                        Managing Director, Director

James C. Maiden, Jr.    x               Vice President

Terence C. McCarthy     x               Co-Chief Operations Officer,
                                        Vice     President

Kenneth L. Miltenberger x               Chief Technology Officer

Terrence Morris         x               Vice President

Brian J. Murphy         x               Vice President, Director

Louis J. Mustacchio     x               Vice President

Walter T. O'Hara, Jr.   x               Executive Vice President, Managing
                                        Director, Director

Nancy B. Peretsman      x               Executive Vice President, Managing
                                        Director, Director

Patrick S. Perry        x               Vice President, Director

Eugene Protash          x               Vice President, Assistant Secretary

James W. Quinn          x               Director, Vice President
                                        Secretary

James S. Rubin          x               Vice President - Elect

Daniel J. Sapadin       x               Vice President - Elect




                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)



Philip D. Scaturro      x               Executive Vice President, Managing
Director, Director

Mary Schuyler           x               Vice President

John A. Schneider       x               Executive Vice President, Managing
Director, Director

Daniel Selmonosky       x               Vice President, Director

Enrique F. Senior (Cuban)x              Executive Vice President, Managing
                                        Director, Director

Joseph E. Sheehan        x              Vice President

Andrew Shpiz             x              Vice President





                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)

Stanley S. Shuman       x               Executive Vice President, Managing
                                        Director, Director

John M. Simon           x               Executive Vice President, Managing
                                        Director, Director

Kenneth M. Siskind      x               Vice President - Elect

Peter Supino            x               Vice President - Elect

Everett K. Wallace      x               Vice President - Elect


Dennis J. Warfield      x               Vice President, Chief Information
                                        Officer

Daniel Weidlein         x               Vice President - Elect

Kim M. Weiland          x               Executive Vice President, Managing
                                        Director, Director, Chief Financial
                                        Officer

Edward D. Weinberger    x               Vice President, Director





x                 711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen & Company Incorporated are U.S. citizens unless otherwise indicated.

                             OFFICERS AND DIRECTORS
                              OF ALLEN HOLDING INC.


                                            Principal Occupation
                     Business               (i.e., Position with
Name xx              Address                Allen Holding Inc.)

Herbert A. Allen        x                   President, Managing Director,
                                            Director, Chief Executive Officer

Herbert A. Allen III    x                   Vice President, Director

Grace Allen             x                   Director

Glenn A. Andreas III    x                   Vice President - Elect

Eran S. Ashany          x                   Vice President, Director

Edmund M. Bleich        x                   Vice President

Jay B. Bockhaus         x                   Vice President - Elect

Denise Calvo-Silver     x                   Vice President, Director

Dominick J. Cantalupo   x                   Co-Chief Operations Officer,
                                            Vice President

Marvyn Carton           x                   Director - Emeritus

Robert H. Cosgriff      x                   Chief Administrative Officer,
                                            Executive Vice President,
                                            Managing Director, Director

Richard M. Crooks, Jr.  x                   Director

Thalia V. Crooks        x                   Vice President, Director

Mary L. Cullen          x                   Vice President, Secretary, Director

Robert Dean             x                   Vice President, Director

Orin F. Devereux        x                   Vice President, Director

Daniel Englander        x                   Vice President - Elect



                                         Principal Occupation
                     Business            (i.e., Position with
Name xx              Address              Allen Holding Inc.)



Rosemary Fanelli        x                Chief Compliance Officer,
                                         Vice President -Elect

Howard M. Felson        x                Assistant Secretary,
                                         Vice President, Controller

Anthony J. Ferrante     x                Treasurer

Richard Fields          x                Executive Vice President, Managing
                                         Director, Director

Shana Fisher            x                Director, Vice President - Elect

Paul A. Gould           x                Executive Vice President, Managing
                                         Director, Director

John Griffen            x                Vice President - Elect

George N. Jeppson       x                Vice President - Elect

John H. Josephson       x                Vice President, Director

Clarke R. Keough         x               Vice President, Director

Donald R. Keough        x                Chairman of the Board, Director,
                                         Managing Director

Kaveh A. Khosrowshahi   x                Vice President, Director

LeRoy Kim               x                Vice President

Neal Kopp               x                Vice President

Terry Allen Kramer      x                Director

Robert J. Kurz          x                Vice President




                                        Principal Occupation
                     Business          (i.e., Position with
Name xx              Address           Allen Holding Inc.)

Andreas L. Lazar        x              Vice President - Elect

Dan W. Lufkin           x              Special Advisor to the Board of
                                       Directors

Robert A. Mackie        x              Executive Vice President,
                                       Managing Director, Director

James C. Maiden, Jr.    x              Vice President

Terence C. McCarthy     x              Co-Chief Operations Officer,
                                       Vice President

Kenneth L. Miltenberger x              Chief Technology Officer

Terrence Morris         x              Vice President

Brian J. Murphy         x              Vice President, Director

Louis J. Mustacchio     x              Vice President

Walter T. O'Hara, Jr.   x              Executive Vice President, Managing
                                       Director, Director

Nancy B. Peretsman      x              Executive Vice President, Managing
                                       Director, Director

Patrick S. Perry        x              Vice President, Director

Eugene Protash          x              Vice President, Assistant Secretary

James W. Quinn          x              Director, Vice President
                                       Secretary

James S. Rubin          x              Vice President - Elect

Daniel J. Sapadin       x              Vice President - Elect




                                         Principal Occupation
                     Business            (i.e., Position with
Name xx              Address             Allen Holding Inc.)



Philip D. Scaturro      x                Executive Vice President, Managing
                                         Director, Director

Mary Schuyler           x                Vice President

John A. Schneider       x                Executive Vice President, Managing
                                         Director, Director

Daniel Selmonosky       x                Vice President, Director

Enrique F. Senior (Cuban) x              Executive Vice President, Managing
                                         Director, Director

Joseph E. Sheehan        x               Vice President

Andrew Shpiz            x                Vice President


                                         Principal Occupation
                     Business            (i.e., Position with
Name xx              Address             Allen Holding Inc.)

Stanley S. Shuman       x                Executive Vice President, Managing
                                         Director, Director

John M. Simon           x                Executive Vice President, Managing
                                         Director, Director

Kenneth M. Siskind      x                Vice President - Elect

Peter Supino            x                Vice President - Elect

Everett K. Wallace      x                Vice President - Elect

Dennis J. Warfield      x                Vice President, Chief Information
                                         Officer

Daniel Weidlein         x                Vice President - Elect

Kim M. Weiland          x                Executive Vice President, Managing
                                         Director, Director, Chief Financial
                                         Officer

Edward D. Weinberger    x                Vice President, Director






  x      711 Fifth Avenue, New York, New York 10022-3194.

 xx     All the Executive Officers and Directors of Allen Holding, Inc. are U.S.
citizens unless otherwise indicated.